July 3, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted June 6, 2019
           CIK No. 0001750593

Dear Mr. Duan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS F-1 Filed June 6, 2019

Financial Statements
9. Equity Method Investments, page F-36

1. Please tell us whether the limited partnerships formed as part of your Sales Commitment
       Arrangements are variable interest entities as contemplated by ASC topic 810-10-15-14.
       Your response should include, but not be limited to, a discussion of whether the limited partnerships have sufficient equity at risk to permit the entity to finance its activites without additional subordinated financial support. In that regard, we note your disclosure
 Yi Duan
Fangdd Network Group Ltd.
July 3, 2019
Page 2
      on page F-53 that the Group is committed to make further capital injections into the limited partnerships.
2. To the extent you have determined that the limited partnerships involved in the Sales
      Commitment Arrangements are VIEs, please provide us with a detailed analysis explaining how you arrived at the conclusion that the Group is not the primary beneficiary.
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert at 202-551-7150 or Sonia Barros at 202-551-3655 with any other questions.



                                                           Sincerely,

FirstName LastNameYi Duan                                  Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameFangdd Network Group Ltd.
                                                           Commodities
July 3, 2019 Page 2
cc:       Will H. Cai
FirstName LastName